EXHIBIT 99.1

Intellipharmaceutics Announces US$12,000,000 Financing

TORONTO, Jan. 21, 2011 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I) today announced that it has received purchase agreement commitments from institutional investors to provide the Company with approximately US$12,000,000 in gross proceeds through the sale of its common stock and warrants.

Among the investors in the transaction are H&Q Healthcare Investors (NYSE:HQH) and H&Q Life Sciences Investors (NYSE:HQL).

"The quality of the healthcare investors who have participated in this offering is testament to the work we are doing and adds considerable credibility in the financial markets to both our technologies and business plan," commented Isa Odidi, CEO of Intellipharmaceutics. "The funds from this offering provide us the necessary resources to continue to execute our business plan and build shareholder value."

Pursuant to the terms of the purchase agreement, the investors have agreed to purchase a total of approximately 4.8 million units at a price of US$2.50 per unit, each unit consisting of one share of common stock, a five-year warrant to purchase one-half of a share of common stock at an exercise price of US$2.50 per whole share and a two-year warrant to purchase one-half of a share of common stock at an exercise price of US$2.50 per whole share. Each warrant represents the right to purchase 50% of the aggregate amount of shares of common stock being sold by the Company. Following the offering, the Company will have approximately 15.7 million shares of common stock outstanding.

Ladenburg Thalmann & Co. Inc., a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc. (NYSE Amex:LTS), acted as the lead placement agent, with Loewen, Ondaatje, McCutcheon Ltd. acting as co-agent, in connection with this transaction.

The offering is expected to close by the end of January 2011, subject to regulatory approvals and other customary closing conditions.  The Company estimates net proceeds from the financing to be approximately US$10.5 million after deducting placement agent fees and the estimated costs associated with the offering, without giving effect to the future exercise of the warrants. The Company intends to use the net proceeds to file additional Abbreviated New Drug Applications (ANDAs) with the Food and Drug Administration, to advance clinical trials for its abuse resistant Rexista technology and/or other 505(b)(2) NDA opportunities, to establish additional partnerships, and for working capital, research, product development and general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities from this offering, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

The securities to be sold in the offering have not been registered under the Securities Act of 1933, as amended, or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from such registration requirements. Within 40 days from the closing of this offering, the Company expects to file a registration statement to register securities from this offering for resale in the United States, including the shares of common stock issuable upon exercise of the warrants. The common shares issued to Canadian purchasers will be subject to a restricted resale period of four-months from the closing date.

The transaction has received the consent of the Company's majority shareholder, Odidi Holdings Inc., the family holding company of the Company's founders, Drs. Isa and Amina Odidi, which will continue to be the Company's largest shareholder, holding at closing 5,997,751 common shares, representing approximately 38% of the Company's common shares. The transaction has no material effect on control of the Company since there will continue to be no control person (within the meaning of securities legislation) other than Odidi Holdings Inc.

The private placement results in the issuance of common shares representing approximately 44% of those currently outstanding before giving effect to the transaction and that will represent approximately 31% of the Company's common shares outstanding after giving effect to the transaction. If all the warrants and the broker warrants issued in connection with the transaction are exercised, the combined approximately 9.696 million common shares issued in the private placement and pursuant to the warrants represent approximately 89% of those currently outstanding and would represent approximately 47% of the Company's common shares outstanding after giving effect to the transaction and the exercise in full of the warrants. The US$2.50 per share issue price and exercise price of the warrants is approximately 49% less than the most recent 5-day volume-weighted average trading price (the "Recent VWAP") for the Company's common shares on the Toronto Stock Exchange ("TSX"). The Recent VWAP is substantially different from the average of the daily trading prices of the Company's shares over the approximately six-month period that this transaction has been negotiated. In contrast to the Recent VWAP, the US$2.72 average of the daily trading price of the Company's shares over the past six months, gives rise to a discount in the issue price of only approximately 8%. The TSX requires majority shareholder approval for the transaction and the majority shareholder of the Company has provided such consent because the US$2.50 per share issue price is more than fifteen percent less than the recent VWAP, that exercise price for the two-year and five-year warrants is less than the recent VWAP and because the transaction results in shares being issued in the transaction and potentially under the warrants, of greater than 25% of the Company's currently issued shares. The Company has provided the approval of the Company's majority shareholder pursuant to and in reliance upon Section 604(d) of the TSX Company Manual with respect to the transaction. The Company has provided purchasers with the right to participate in future equity financings by the Company for two years after closing to preserve their proportionate interest in the Company.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the proposed financing, including the amount and timing thereof and effect on control, and possible future warrant exercises, and regarding the Company's plans, milestones and proposed use of proceeds, status of development or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the closing of this transaction, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing , the timing of our programs to research, develop and commercialize our products, the timing and costs of obtaining regulatory approvals, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the "Risk Factors" section of our annual information form dated February 26, 2010 and Form 20-F for the year ended November 30, 2009, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Glenn Neumann
         Director of Investor Relations
         416-798-3001 x123
         investors@intellipharmaceutics.com

         30 Worcester Road
         Toronto, ON Canada M9W 5X2
         www.intellipharmaceutics.com